EXHIBIT 23.2

                            INDEPENDENT AUDITORS' CONSENT

          The Board of Directors
          Wireless One, Inc.

               We  consent to the  use of our report included herein and to
          the   references  to  our  firm   under  the  headings  "Selected
          Historical Financial Data" and "Experts" in the prospectus.

               Our report dated June 20, 1995 contains an explanatory paragraph that refers to a business combination in 1994 accounted for as a purchase involving assets comprising a portion of Heartland Division. As a result of the acquisition, financial information of Heartland Division for periods after August 18, 1994 is presented on a different cost basis than that for periods before August 18, 1994, and, therefore , such information is not comparable.

                                             KPMG Peat Mariwick LLP

          Dallas, Texas
          September 19, 1996